PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

WILL H. CAI ^

EDWARD H.P. LAM ¿*

HAIPING LI *

RORY MCALPINE ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

^ (ALSO ADMITTED IN CALIFORNIA)

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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November 16, 2015

Dietrich King, Assistant Director

David Lin, Staff Attorney

Amit Pande, Accounting Branch Chief

Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Yirendai Ltd. (CIK No. 0001631761)

Supplemental Submission to the Staff

Dear Mr. King, Mr. Lin, Mr. Pande and Mr. Phippen:

On behalf of our client, Yirendai Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby re-submit to the staff (the “Staff”) of the Securities and Exchange Commission as Annex I hereto the Company’s supplemental submission dated October 28, 2015, which sets forth the Company’s responses (the “Company Responses”) to the questions raised by the Staff during the Company’s telephone discussions with the Staff on October 15, 2015 and October 26, 2015 (collectively, the “Telephone Discussions”), with certain sensitive commercial information being redacted with asterisks.

On behalf of the Company, we are supplementally providing to the Staff the Company Responses without any portion being redacted under a separate cover letter. The letter and the information provided therein constitute confidential information of the Company.

Securities and Exchange Commission

November 16, 2015

If you have any questions regarding this supplemental submission, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com. Questions relating to accounting and auditing matters of the Company may also be directed to Elsie Zhou, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Securities and Exchange Commission

Office of FOIA and Privacy Act Operations (without enclosures)

100 F Street, N.E.; Mail Stop 2736

Washington, DC 20549-2736

cc:	Ning Tang, Executive Chairman, Yirendai Ltd.

Yu Cong, Chief Financial Officer, Yirendai Ltd.

Elsie Zhou, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Chris Lin, Esq., Simpson Thacher & Bartlett LLP

Securities and Exchange Commission

November 16, 2015

Annex I

Securities and Exchange Commission

November 16, 2015

The Staff’s questions raised during the Telephone Discussions are reproduced below and are followed by the Company’s responses thereto. Capitalized terms used but not otherwise defined herein have the meanings set forth in the draft registration statement on Form F-1 submitted by the Company via EDGAR to the Securities and Exchange Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act on August 7, 2015.

Questions Relating to the Risk Reserve Fund

1.	Please tell us what consideration the Company has given to hold the view that the Company’s liability associated with the Risk Reserve Fund is limited.

First, the Company respectfully advises the Staff that its liability to investors under the risk reserve fund service agreement (the “Risk Reserve Fund Service Agreement”) only applies to the funds the Company has reserved under the Risk Reserve Fund funding mechanism and which have been placed in the Risk Reserve Fund custodian account, thus investors can only make claims against the Risk Reserve Fund and not against the Company for the repayment of defaulted loans. In addition, it is clearly stated in Article 2.4(4) of the Risk Reserve Fund Service Agreement that “Lender hereby acknowledges that Hengcheng reserves the right of final explanation on the rules for raising and utilizing the Risk Reserve Fund [emphasis added].” To further illustrate this point, in the event the Company discontinues its operations or enters bankruptcy, investors will only have claims on the balance of Risk Reserve Fund custodian account to cover their outstanding default losses.

Second, the Company respectfully advises the Staff that the obligations under the Risk Reserve Fund are tracked on a portfolio basis, and not on a loan-to-loan basis. As such, all funds set aside for the Risk Reserve Fund cover the default risk of every existing and future loan that is subject to the Risk Reserve Fund. In other words, there is no specific cap on the default risk coverage of individual loans in the portfolio. Additionally, although the funds set aside in the Risk Reserve Fund have been sufficient to make payments on all defaulted loans to date, in the event that the amount reserved is not sufficient to repay all defaulted loans in a particular period, new funds deposited during a subsequent period(s) would be used to repay the outstanding amounts on defaulted loans from such earlier period. In this sense, although the Company is not legally obligated to repay all defaulted loans covered by the Risk Reserve Fund, it has a constructive obligation to do so. As a result, the Company recognizes a stand-ready liability related to the Risk Reserve Fund service as the estimated fair value of the future repayment cash flows in accordance with ASC 460-10-30-2.

2.	Please explain in greater detail the methodology used to calculate the fair value of the Company’s liability associated with the Risk Reserve Fund.

The Company respectfully advises the Staff that the fair value of the stand-ready liability associated with the Risk Reserve Fund was estimated by applying a discounted cash flow model based on the Company’s current product mix as well as the Company’s estimates of expected net charge-off rates, collection rates, growth rates and a discount rate, and also by incorporating a markup margin of ***%.

Securities and Exchange Commission

November 16, 2015

ASC 460 establishes the notion of a noncontingent, unconditional obligation in a guarantee, namely, the stand-ready liability to perform over the term of the guarantee, and states that this should be recognized at fair value at the inception of the guarantee. When a guarantee is issued in a stand-alone, arm’s-length transaction with an unrelated party, the fair value of the guarantee (and thus the amount to be recognized as the stand-ready liability) is the premium, or margin, received by the guarantor. By incorporating this margin, the Company has effectively estimated the price that is to be charged if the Company were to sell this Risk Reserve Fund service on a stand-alone basis. The Company believes that this estimation method is in accordance with the requirement of ASC 460.

Given the uniqueness of the Company’s Risk Reserve Fund operational model, whereby the cumulative payout is capped, as well as the uniqueness of the risk profile of the borrowers on the Company’s platform, it is difficult to find the relevant margin data of comparable service providers offering the same guarantee services to customers. In order to arrive at the markup margin of ***%, the Company looked at several comparable business models, such as trust investment service providers and guarantee companies, and took the average of their pretax margins as the markup margin for the Company’s stand-ready liability. This resulted in an increase in the Company’s stand-ready liability balance as of March 31, 2015, which was immaterial. As such, no adjustment has been made to the consolidated financial statements of the Company.

In response to the Staff’s inquiry as to whether the fair value of the Company’s liability associated with the Risk Reserve Fund can be modified by the Company on a discretionary basis, the Company respectfully advises the staff that although the amount of cash deposited in the Risk Reserve Fund may be modified by the Company on a discretionary basis, the fair value of the Risk Reserve Fund liability cannot be modified.

Questions Relating to Revenue Allocation

3.	Please elaborate how the Company determined that, regardless of the pricing grade, origination/facilitation services should account for the vast majority of revenues that should be recognized as compared to post-origination services. Furthermore, please explain in detail why revenues allocated to origination/facilitation services varied significantly by loan grade, whereas revenues allocated to post-origination services remained similar for different loan grades.

The Company respectfully advises the Staff that, when valuing its origination services, which are also called facilitation services, it used a cost plus margin as the best estimated selling price (“BESP”). This focus on cost led the Company to determine that the effort of providing origination services to different borrowers is materially different across pricing grades, with the origination process for loans to Grade A

Securities and Exchange Commission

November 16, 2015

borrowers being much easier than the origination process for loans to Grade D borrowers. For example, the origination process is mostly automated for Grade A borrowers but much more labor intensive for Grade D borrowers, which may require phone calls, in-person interviews, and the review of additional supporting documentation. As a result, the Company has determined that the selling price of its origination services is much higher for Grade D loans than for Grade A loans.

In addition to the cost analysis, the Company also considered market constraints, and concluded that another reason the BESP of origination services for loans to Grade D borrowers is higher than that for loans to Grade A borrowers is Grade A borrowers are similar to the credit card holders, which means they have alternative sources of credit, such as bank loans. Grade D borrowers on the other hand, have difficulties obtaining credit loans from alternative sources due to their high risk profile and the lack of a sound credit rating system in China. As such, the highest possible APR the Company can charge a Grade A borrower is similar to the rate charged by a bank. Although the APRs charged by banks and other credit providers are not direct third party evidence for origination services, they are market constraints that impact the Company’s pricing to Grade A borrowers. On the other hand, the Company can charge Grade D borrowers a comparatively higher price, which reflects the cost Grade D borrowers have to pay to obtain access to a credit loan (including through other P2P lenders) in the current PRC market.

Regarding post-origination services, these mainly include four components: (1) SMS messaging (which was not separately mentioned in previous submission due to the insignificant costs associated with this component), (2) cash processing services, (3) automated investing tool services, and (4) collection services. The Company uses third-party evidence (“TPE”) of selling price to value the SMS messaging, cash processing services and collection services. On the other hand, the selling price of the automated investing tool services, which also include assisting current investors to transfer their creditor’s rights to new investors, is estimated based on the Company’s cost plus a fixed margin using the BESP method. As cash processing and automated investing tool services, which constitute majority of the post-origination services, are agonistic to loan grade, the selling price of post-origination services is reasonably consistent across loan grades.

The Company respectfully advises the Staff that although there is no specialized loan servicing companies in the PRC market, there are a few instances where companies provide post-origination services for certain types of transactions on a standalone basis and for which these services are charged separately. However, the market price for these services is not observable. Thus the Company has used the BESP and TPE for sub-deliverables as the selling price of the post-origination services.

Securities and Exchange Commission

November 16, 2015

The following table shows the approach the Company takes to determine the selling price of each component of the post origination services:

Component	Selling Price as % of Loan Contract Amount	Approach to Determine BESP	Third Party Price
SMS messaging(1)	***%	TPE	Around RMB0.08 per message
Cash processing(2)	***%	TPE	Around 0.4% of transaction volume
Automated investing tool(3)	***%	ESP	Not available
Collections(4)	***%	TPE	Average 7% of the recovered amount

Post Origination Service	***%

Notes:

(1)	The average loan size on the platform is RMB50,000, and on average the Company sends *** messages for each loan transaction. Thus the selling price as percentage of loan contract amount is ***%.
(2)	Cash processing service fees are calculated based on the total amount of cash processed by service providers, which, in the case of the Company, includes both principal and interest payments. The percentage of the selling price of the Company’s cash processing services to the loan contract amount is calculated by using principal amount, rather than the total processed amount, as the denominator; therefore, such percentage is slightly higher than the third party price.
(3)	The selling price is calculated based on cost plus the average margin of origination services.
(4)	The collection service is outsourced to CreditEase and the Company has observed common market practices in order to arrive at a transfer price that is the same as if it had been calculated on arm’s length basis. Under common market practices in China, the collection fee charged is a certain percentage multiplied the recovered amount of the defaulted loan.

To provide an example of the Company’s revenue recognition approach, below are illustrations of the Company’s revenue allocation for two cases (assuming that total consideration does not include a discount): (1) a 36-month Grade D loan with all transaction fees being paid upfront; and (2) a 36-month Grade A loan with all transaction fees being paid up front. Illustrations of Grade A and Grade D loans are provided as an example because these two loan grades together contributed to 84.7% of the Company’s total loan volumes in the quarter ended March 31, 2015, and because most transaction fees for these loan grades are collected upfront.

Illustration 1: Grade D 36-month loan of RMB100, with all transaction fees paid upfront at 28.8% of the loan

	RMB	%
Transaction fees received upfront	28.80	***%
Service fees to be received subsequently	***	***%

Total cash received	***	100%

Securities and Exchange Commission

November 16, 2015

Total Consideration Grade D Loan (RMB100 at 12% State Rate for 36 months) RMB31.65

Deliverables	Valuation Approach	Allocated Amounts
Financial Guarantee (Risk Reserve)	Fair Value	***	***%
Origination	BESP	***	***%
Post-Origination	BESP/TPE	***	***%

		***	100%

Illustration 2: Grade A 36-month loan of RMB100, with all transaction fees paid upfront at 6.64% of the loan

	RMB	%
Transaction fees received upfront	6.64	***%
Service fees to be received subsequently	***	***%

Total cash received	***	100%

Total Consideration Grade A Loan (RMB100 at 12% State Rate for 36 months) RMB9.49

Deliverables	Valuation Approach	Allocated Amounts
Financial Guarantee (Risk Reserve)	Fair Value	***	***%
Origination	BESP	***	***%
Post-Origination	BESP/TPE	***	***%

		***	100%

In 2015, the Company allocated the entire fee collected upfront to the delivered service – the origination. There are two reasons for this. First, from a business practice perspective, the Company did not provide the majority of post-origination services (such as cash processing and automated reinvesting) if the borrower stopped making monthly repayments, which also caused the Company to stop receiving the management fee from the investor. Although the Company would still provide collection services, these only account for a very small portion of the post-origination services. The Company believes that if the provision of the post-origination services is also contingent, it is not necessary to defer the revenue it receives. Second, after deducting the stand-ready liability, the portion of the transaction fee collected upfront decreases significantly so that it will always be smaller than the origination revenue that needs to be recognized at inception of the loan. As a result, no deferral of the revenue is recorded.

As mentioned above, in the first quarter of 2015 84.7% of the loan volume facilitated by the Company consisted of Grade A and Grade D loans, with the majority of the transaction fees for these loans being collected upfront. If the Company were to recognize a deferral of the fees collected upfront related to the post-origination services and amortize this on a straight line basis over the loan period, the balance of deferred revenue on the consolidated balance sheet of the Company as of March 31, 2015 would be RMB17 million.

Securities and Exchange Commission

November 16, 2015

To determine the fair value of the servicing asset (or liability), the Company used the revenue allocated to the post-origination services as the service fee to be received in the future. The calculation resulted in a servicing asset which is immaterial. No servicing asset (or liability) is recognized. However, the Company notes that if facts and circumstances change in the future, the Company may need to record servicing assets or liabilities in future periods.

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